Ecoark Holdings, Inc.

303 Pearl Parkway, Suite 200

San Antonio, TX 78215

April 9, 2021

Via EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D. C. 20549

Re:	Ecoark Holdings, Inc.
Registration Statement on Form S-3
File No. 333-255004

Ladies and Gentlemen:

In accordance with Rule 461 promulgated pursuant to the Securities Act of 1933, Ecoark Holdings, Inc. is hereby requesting that the effective date of the above-referenced Registration Statement be accelerated so that the same will become effective at 4:00 p.m. on April 13, 2021, or as soon thereafter as may be practicable.

If you have any questions regarding this request, please contact Michael Harris, our legal counsel at (561) 644-2222.

Very truly yours,

/s/ Jay Puchir
Jay Puchir
Treasurer (authorized representative)

cc:   Michael D. Harris, Esq.